EXHIBIT 99.1
Nuvei Announces Second Quarter 2024 Results

Nuvei reports in U.S. dollars and in accordance with International Financial Reporting Standards (“IFRS”)
MONTREAL, AUGUST 6, 2024 – Nuvei Corporation (“Nuvei” or the “Company”) (Nasdaq: NVEI) (TSX: NVEI), the Canadian fintech company, today reported its financial results for the three and six months ended June 30, 2024.
Financial Highlights for the Three Months Ended June 30, 2024 Compared to 2023:
•Total volume(a) increased by 22% to $61.7 billion from $50.6 billion;
•Revenue increased by 13% to $345.5 million from $307.0 million
•Net income decreased by 54% to $5.3 million from $11.6 million;
•Adjusted EBITDA(b) increased by 6% to $116.8 million from $110.3 million;
•Adjusted net income(b) increased by 8% to $62.6 million from $58.1 million;
•Net income per diluted share decreased to $0.02 from $0.07;
•Adjusted net income per diluted share(b) increased by 5% to $0.41 from $0.39 ;
•Adjusted EBITDA less capital expenditures(b) increased to $96.4 million from $95.9 million.
Financial Highlights for the Six Months Ended June 30, 2024 Compared to 2023:
•Total volume(a) increased by 31% to $121.8 billion from $93.0 billion;
•Revenue increased 21% to $680.6 million from $563.5 million;
•Net income decreased by 84% to $0.5 million from $3.3 million;
•Adjusted EBITDA(b) increased by 12% to $231.6 million from $206.6 million;
•Adjusted net income(b) increased by 2% to $125.1 million from $122.5 million;
•Net loss per diluted share was $0.02 compared to net income per diluted share of $0.00;
•Adjusted net income per diluted share(b) was stable at $0.83;
•Adjusted EBITDA less capital expenditures(b) increased by 9% to $195.5 million from $179.5 million; and,
•Cash dividends declared were $28.2 million.
(a) Total volume does not represent revenue earned by the Company, but rather the total dollar value of transactions processed by merchants under contractual agreement with the Company. See “Non-IFRS and Other Financial Measures”.
(b) Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, Adjusted net income per diluted share and Adjusted EBITDA less capital expenditures are non-IFRS measures and non-IFRS ratios. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. See “Non-IFRS and Other Financial Measures”.

Proposed take private transaction
As previously announced, on April 1, 2024 the Company entered into a definitive arrangement agreement to be taken private by Advent International (“Advent”), one of the world’s largest and most experienced global private equity investors, as well as a longstanding sponsor in the payments space, alongside existing Canadian shareholders Philip Fayer, certain investment funds managed by Novacap Management Inc. and Caisse de dépôt et placement du Québec, in an all-cash transaction which values the Company at an enterprise value of approximately $6.3 billion (the “Proposed transaction”). Advent will acquire all the issued and outstanding Subordinate Voting Shares and any Multiple Voting Shares (collectively the “Shares”) that are not Rollover Shares1, for a price of $34.00 per Share, in cash. This price represents an attractive and significant premium of approximately 56% to the closing price of the Subordinate Voting Shares on the Nasdaq Global Select Market (“Nasdaq”) on March 15, 2024, the last trading day prior to media reports concerning a potential transaction involving the Company, and a premium of approximately 48% to the 90-day volume weighted average trading price per Subordinate Voting Share as of such date.
The Proposed transaction will be implemented by way of a statutory plan of arrangement under the Canada Business Corporations Act. The Proposed transaction was approved by shareholders at a special meeting held on June 18, 2024 and received court approval on June 20, 2024. The proposed transaction remains subject to customary closing conditions, including receipt of key regulatory approvals (a number of which were received and/or for which the waiting period has expired as of the date hereof, with several approvals remaining outstanding), is not subject to any financing condition and, assuming the timely receipt of all required key regulatory approvals, is expected to close in late 2024 or the first quarter of 2025.
Following completion of the transaction, it is expected that the Subordinate Voting Shares will be delisted from each of the Toronto Stock Exchange and the Nasdaq and that Nuvei will cease to be a reporting issuer in all applicable Canadian jurisdictions and will deregister the Subordinate Voting Shares with the U.S. Securities and Exchange Commission (the “SEC”).
Cash Dividend
Nuvei today announced that its Board of Directors has authorized and declared a cash dividend of $0.10 per Subordinate Voting Share and Multiple Voting Share, payable on September 5, 2024 to shareholders of record on August 20, 2024. The aggregate amount of the dividend is expected to be approximately $14 million, to be funded from the Company’s existing cash on hand.
The Company, for the purposes of the Income Tax Act (Canada) and any similar provincial or territorial legislation, designates the dividend declared for the quarter ended June 30, 2024, and any future dividends, to be eligible dividends. The Company further expects to report such dividends as a dividend to U.S. shareholders for U.S. federal income tax purposes. Subject to applicable limitations, dividends paid to certain non-corporate U.S. shareholders may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains. A U.S. shareholder should talk to its advisor regarding such dividends, including with respect to the “extraordinary dividend” provisions of the Internal Revenue Code (US).
1 Philip Fayer, Novacap and CDPQ (together with entities they control directly or indirectly, collectively, the "Rollover Shareholders") have agreed to roll approximately 95%, 65% and 75%, respectively, of their Shares (the "Rollover Shares") and are expected to receive in aggregate approximately US$560 million in cash for the Shares sold on closing. Philip Fayer, Novacap and CDPQ are expected to indirectly own or control approximately 24%, 18% and 12%, respectively, of the equity in the resulting private company. Percentages and amount of expected cash proceeds are based on current assumed cash position and are subject to change as a result of cash generated before closing.

The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors, as more fully described under the heading “Forward-Looking Information” of this press release.
Conference Call, Financial Outlook and Growth Targets
In light of the Proposed transaction, Nuvei no longer holds earnings conference calls or provides its financial outlook or growth targets.
About Nuvei
Nuvei (Nasdaq: NVEI) (TSX: NVEI) is the Canadian fintech company accelerating the business of clients around the world. Nuvei’s modular, flexible and scalable technology allows leading companies to accept next-gen payments, offer all payout options and benefit from card issuing, banking, risk and fraud management services. Connecting businesses to their customers in more than 200 markets, with local acquiring in 50 markets, 150 currencies and 716 alternative payment methods, Nuvei provides the technology and insights for customers and partners to succeed locally and globally with one integration.

For more information, visit www.nuvei.com
Non-IFRS and Other Financial Measures
Nuvei’s condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting, as issued by the IASB. The information presented in this press release includes non-IFRS financial measures, non-IFRS financial ratios and supplementary financial measures, namely Adjusted EBITDA, Adjusted net income, Adjusted net income per basic share, Adjusted net income per diluted share, Adjusted EBITDA less capital expenditures and Total volume. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of our results of operations from our perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of the Company’s financial statements reported under IFRS. These measures are used to provide investors with additional insight of our operating performance and thus highlight trends in Nuvei’s business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use these non-IFRS and other financial measures in the evaluation of issuers. We also use these measures to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. We believe these measures are important additional measures of our performance, primarily because they and similar measures are used widely among others in the payment technology industry as a means of evaluating a company’s underlying operating performance.
Non-IFRS Financial Measures
Adjusted EBITDA: We use Adjusted EBITDA as a means to evaluate operating performance, by eliminating the impact of non-operational or non-cash items. Adjusted EBITDA is defined as net income (loss) before finance costs (recovery), finance income, depreciation and amortization, income tax expense, acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, and legal settlement and other.

Adjusted EBITDA less capital expenditures: We use Adjusted EBITDA less capital expenditures (which we define as acquisition of intangible assets and property and equipment) as a supplementary indicator of our operating performance.
Adjusted net income: We use Adjusted net income as an indicator of business performance and profitability with our current tax and capital structure. Adjusted net income is defined as net income (loss) before acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, amortization of acquisition-related intangible assets, and the related income tax expense or recovery for these items. Adjusted net income also excludes change in redemption value of liability-classified common and preferred shares, change in fair value of share repurchase liability and accelerated amortization of deferred financing fees and legal settlement and other.
Non-IFRS Financial Ratios
Adjusted net income per basic share and per diluted share: We use Adjusted net income per basic share and per diluted share as an indicator of performance and profitability of our business on a per share basis. Adjusted net income per basic share and per diluted share means Adjusted net income less net income attributable to non-controlling interest divided by the basic and diluted weighted average number of common shares outstanding for the period, respectively. The number of share-based awards used in the diluted weighted average number of common shares outstanding in the Adjusted net income per diluted share calculation is determined using the treasury stock method as permitted under IFRS.
Supplementary Financial Measures
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Our key performance indicators may be calculated in a manner that differs from similar key performance indicators used by other companies.
Total volume: We believe Total volume is an indicator of performance of our business. Total volume and similar measures are used widely among others in the payments industry as a means of evaluating a company’s performance. We define Total volume as the total dollar value of transactions processed in the period by customers under contractual agreement with us. Total volume does not represent revenue earned by us. Total volume includes acquiring volume, where we are in the flow of funds in the settlement transaction cycle, gateway/technology volume, where we provide our gateway/technology services but are not in the flow of funds in the settlement transaction cycle, as well as the total dollar value of transactions processed relating to APMs and payouts. Since our revenue is primarily sales volume and transaction-based, generated from merchants’ daily sales and through various fees for value-added services provided to our customers, fluctuations in Total volume will generally impact our revenue.

Forward-Looking Information
This press release contains “forward-looking information” and “forward-looking statements” (collectively, “Forward-looking information”) within the meaning of applicable securities laws. Such forward-looking information may include, without limitation, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. This forward-looking information is identified by the use of terms and phrases such as “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate, expectations regarding industry trends and the size and growth rates of addressable markets, our business plans and growth strategies, addressable market opportunity for our solutions, expectations regarding growth and cross-selling opportunities and intention to capture an increasing share of addressable markets, the costs and success of our sales and marketing efforts, intentions to expand existing relationships, further penetrate verticals, enter new geographical markets, expand into and further increase penetration of international markets, intentions to selectively pursue and successfully integrate acquisitions, and expected acquisition outcomes, cost savings, synergies and benefits, including with respect to the acquisition of Paya, future investments in our business and anticipated capital expenditures, our intention to continuously innovate, differentiate and enhance our platform and solutions, expected pace of ongoing legislation of regulated activities and industries, our competitive strengths and competitive position in our industry, and expectations regarding our revenue, revenue mix and the revenue generation potential of our solutions and expectations regarding our margins and future profitability, as well as statements regarding the Proposed transaction with Advent International L.P., alongside existing Canadian shareholders Philip Fayer, certain investment funds managed by Novacap Management Inc., and Caisse de dépôt et placement du Québec, including the proposed timing and various steps contemplated in respect of the transaction and statements regarding the plans, objectives, and intentions of Philip Fayer, certain investment funds managed by Novacap Management Inc., Caisse de dépôt et placement du Québec or Advent, are forward-looking information. Economic and geopolitical uncertainties, including regional conflicts and wars, including potential impacts of sanctions, may also heighten the impact of certain factors described herein.
In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is based on management's beliefs and assumptions and on information currently available to management, regarding, among other things, assumptions regarding foreign exchange rate, competition, political environment and economic performance of each region where the Company operates and general economic conditions and the competitive environment within our industry, including the following assumptions: (a) the Company will continue to effectively execute against its key strategic growth priorities, without any material adverse impact from macroeconomic or geopolitical headwinds on its or its customers' business, financial condition, financial performance, liquidity or any significant reduction in demand for its products and services, (b) the economic conditions in our core markets, geographies and verticals, including resulting consumer spending and employment, remaining at close to current levels, (c) assumptions as to foreign exchange rates and interest rates, including inflation, (d) the Company's continued ability to manage its growth effectively, (e) the Company's ability to continue to attract and retain key talent and personnel required to achieve its plans and strategies, including sales, marketing, support and product and technology operations, in each case both domestically and internationally, (f) the Company’s ability to successfully identify, complete, integrate and realize the expected benefits of past and recent acquisitions and manage the associated risks, as well as future acquisitions, (g) the absence of adverse changes in legislative or regulatory matters, (h) the Company’s continued ability to upskill and modify its compliance capabilities as regulations change or as the Company enters new markets or offers new products or services, (i) the Company’s continued ability to access liquidity and capital resources, including its ability to secure debt or equity financing on satisfactory terms, and (j) the absence of adverse changes in current tax laws. Unless otherwise indicated, forward-looking information does not give effect to the potential impact of any mergers, acquisitions, divestitures or business combinations that may be announced or closed after the date hereof. Although the forward-looking information contained herein is based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information.
Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk factors described in greater detail under “Risk Factors” of the Company's annual information form ("AIF") and the “Risk Factor’s” in the Company’s management’s discussion and analysis of financial condition and results of operations for the three months ended June 30, 2024 (“MD&A”), such as: risks relating to our business, industry and overall economic uncertainty; the rapid developments and change in our industry; substantial competition both within our industry and from other payments providers; challenges implementing our growth strategy; challenges to expand our product portfolio and market reach; changes in foreign currency exchange rates, interest rates, consumer spending and other macroeconomic factors affecting our customers and our results of operations; challenges in expanding into new geographic regions internationally and continuing our growth within our markets; challenges in retaining existing customers, increasing sales to existing customers and attracting new customers; reliance on third-party partners to distribute some of our products and services; risks associated with future acquisitions, partnerships or joint-ventures; challenges related to economic and political conditions, business cycles and credit risks of our customers, such as wars like the Russia-Ukraine and Middle East conflicts and related economic sanctions; the occurrence of a natural disaster, a widespread health epidemic or pandemic or other similar events; history of net losses and additional significant investments in our business; our level of indebtedness; challenges to secure financing on favorable terms or at all; difficulty to maintain the same rate of revenue growth as our business matures and to evaluate our future prospects; inflation; challenges related to a significant number of our customers being small and medium businesses ("SMBs"); a certain degree of concentration in our customer base and customer sectors; compliance with the requirements of payment networks; reliance on, and compliance with, the requirements of acquiring banks and payment networks; challenges related to the reimbursement of chargebacks from our customers; financial liability related to the inability of our customers (merchants) to fulfill their requirements; our bank accounts being located in multiple territories and relying on banking partners to maintain those accounts; decline in the use of electronic payment methods; loss of key personnel or difficulties hiring qualified personnel; deterioration in relationships with our employees; impairment of a significant portion of intangible assets and goodwill; increasing fees from payment networks; misappropriation of end-user transaction funds by our employees; frauds by customers, their customers or others; coverage of our insurance policies; the degree of effectiveness of our risk management policies and procedures in mitigating our risk exposure; the integration of a variety of operating systems, software, hardware, web browsers and networks in our services; the costs and effects of pending and future litigation; various claims such as wrongful hiring of an employee from a competitor, wrongful use of confidential information of third parties by our employees, consultants or independent contractors or wrongful use of trade secrets by our employees of their former employers; deterioration in the quality of the products and services offered; managing our growth effectively; challenges from seasonal fluctuations on our operating results; changes in accounting standards; estimates and assumptions in the application of accounting policies; risks associated with less than full control rights of some of our subsidiaries and investments; challenges related to our holding company structure; impacts of climate change; development of AI and its integration in our operations, as well as risks relating to intellectual property and technology, risks related to data security incidents, including cyber-attacks, computer viruses, or otherwise which may result in a disruption of services or liability exposure; challenges regarding regulatory compliance in the jurisdictions in which we operate, due to complex, conflicting and evolving local laws and regulations and legal proceedings and risks relating to our Subordinate Voting Shares. These risks and uncertainties further include (but are not limited to) as concerns the Proposed transaction with Advent, the failure of the parties to obtain the necessary regulatory approvals or to otherwise satisfy the conditions to the completion of the transaction, failure of the parties to obtain such approvals or satisfy such conditions in a timely manner, significant transaction costs or unknown liabilities, failure to realize the expected benefits of the transaction, and general economic conditions. Failure to obtain the necessary shareholder, regulatory and court approvals, or the failure of the parties to otherwise satisfy the conditions to the completion of the transaction or to complete the transaction, may result in the transaction not being completed on the proposed terms, or at all. In addition, if the transaction is not completed, and the Company continues as a publicly-traded entity, there are risks that the announcement of the Proposed transaction and the dedication of substantial resources of the Company to the completion of the transaction could have an impact on its business and strategic relationships (including with future and prospective employees, customers, suppliers and partners), operating results and activities in general, and could have a material adverse effect on its current and future operations, financial condition and prospects. Furthermore, in certain circumstances, the Company may be required to pay a termination fee pursuant to the terms of the arrangement agreement which could have a material adverse effect on its financial position and results of operations and its ability to fund growth prospects and current operations.
Our dividend policy is at the discretion of the Board. Any future determination to declare cash dividends on our securities will be made at the discretion of our Board, subject to applicable Canadian laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions (including covenants contained in our credit facilities), general business conditions and other factors that our Board may deem relevant. Further, our ability to pay dividends, as well as make share repurchases, will be subject to applicable laws and contractual restrictions contained in the instruments governing our indebtedness, including our credit facility. Any of the foregoing may have the result of restricting future dividends or share repurchases.

Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained herein represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

Contact:
Investors
Chris Mammone, Head of Investor Relations
IR@nuvei.com

Statements of Profit or Loss and Comprehensive Income or Loss Data
(in thousands of US dollars except for shares and per share amounts)

	Three months ended June 30		Six months ended June 30
	2024	2023	2024	2023
	$	$	$	$
Revenue	345,478	307,026	680,587	563,524
Cost of revenue	68,039	53,926	132,769	108,522
Gross profit	277,439	253,100	547,818	455,002
Selling, general and administrative expenses	228,492	221,755	458,593	416,373
Operating profit	48,947	31,345	89,225	38,629
Finance income	(676)	(961)	(1,388)	(6,336)
Finance cost	29,625	29,318	59,603	47,786
Net finance cost	28,949	28,357	58,215	41,450
Loss (gain) on foreign currency exchange	8,555	(11,115)	17,505	(12,513)
Income before income tax	11,443	14,103	13,505	9,692
Income tax expense	6,095	2,486	12,964	6,364
Net income	5,348	11,617	541	3,328

Other comprehensive income (loss), net of tax
Foreign operations – foreign currency translation differences	1,958	(9,068)	2,614	(4,010)
Change in fair value of financial instruments designated as cash flow hedges	1,540	—	6,559	—
Reclassification of change in fair value of financial instruments designated as cash flow hedges to profit and loss	(503)	—	(1,005)	—
Comprehensive income (loss)	8,343	2,549	8,709	(682)
Net income attributable to:
Common shareholders of the Company	3,465	9,923	(3,398)	145
Non-controlling interest	1,883	1,694	3,939	3,183
	5,348	11,617	541	3,328
Comprehensive income (loss) attributable to:
Common shareholders of the Company	6,460	855	4,770	(3,865)
Non-controlling interest	1,883	1,694	3,939	3,183
	8,343	2,549	8,709	(682)
Net income (loss) per share attributable to common shareholders of the Company
Basic	0.02	0.07	(0.02)	0.00
Diluted	0.02	0.07	(0.02)	0.00

Weighted average number of common shares outstanding
Basic	140,590,664	138,841,224	140,118,586	139,245,992
Diluted	146,442,057	143,542,021	140,118,586	143,552,506

Consolidated Statements of Financial Position Data (in thousands of US dollars)
	June 30, 2024	December 31, 2023
	$	$
Assets

Current assets
Cash and cash equivalents	183,037	170,435
Trade and other receivables	146,030	105,755
Inventory	2,661	3,156
Prepaid expenses	17,262	16,250
Income taxes receivable	948	4,714
Current portion of contract assets	1,441	1,038
Other current assets	930	7,582

Total current assets before segregated funds	352,309	308,930
Segregated funds	1,551,572	1,455,376
Total current assets	1,903,881	1,764,306

Non-current assets
Property and equipment	39,785	33,094
Intangible assets	1,287,185	1,305,048
Goodwill	1,982,292	1,987,737
Deferred tax assets	5,908	4,336
Contract assets	748	835
Processor and other deposits	5,385	4,310
Other non-current assets	36,813	35,601
Total Assets	5,261,997	5,135,267

Consolidated Statements of Financial Position Data (in thousands of US dollars)
	June 30, 2024	December 31, 2023
	$	$
Liabilities

Current liabilities
Trade and other payables	191,510	179,415
Income taxes payable	28,630	25,563
Current portion of loans and borrowings	14,377	12,470
Other current liabilities	6,085	7,859

Total current liabilities before due to merchants	240,602	225,307
Due to merchants	1,551,572	1,455,376

Total current liabilities	1,792,174	1,680,683

Non-current liabilities
Loans and borrowings	1,244,016	1,248,074
Deferred tax liabilities	133,581	151,921
Other non-current liabilities	4,498	10,374

Total Liabilities	3,174,269	3,091,052

Equity

Equity attributable to shareholders
Share capital	2,006,801	1,969,734
Contributed surplus	350,858	324,941
Deficit	(256,480)	(224,902)
Accumulated other comprehensive loss	(35,288)	(43,456)

	2,065,891	2,026,317
Non-controlling interest	21,837	17,898

Total Equity	2,087,728	2,044,215

Total Liabilities and Equity	5,261,997	5,135,267

Consolidated Statements of Cash Flow Data (in thousands of U.S. dollars)
For the six months ended June 30,	2024	2023
	$	$
Cash flow from operating activities
Net income	541	3,328
Adjustments for:
Depreciation of property and equipment	8,603	6,811
Amortization of intangible assets	66,232	56,770
Amortization of contract assets	698	758
Share-based payments	50,399	71,442
Net finance cost	58,215	41,450
Loss (gain) on foreign currency exchange	17,505	(12,513)
Income tax expense	12,964	6,364
Gain on business combination	(4,013)	—
Loss on disposal	528	—
Changes in non-cash working capital items:	(37,011)	(8,430)
Interest paid	(58,226)	(42,769)
Interest received	11,001	7,560
Income taxes paid - net of tax received	(19,336)	(13,927)
	108,100	116,844
Cash flow used in investing activities
Business acquisitions, net of cash acquired	(1,185)	(1,379,778)
Acquisition of property and equipment	(8,601)	(5,902)
Acquisition of intangible assets	(27,541)	(21,143)
Acquisition of distributor commissions	—	(20,318)
Acquisition of other non-current assets	(201)	(31,816)
Net decrease in processor deposits	3,495	—
Net decrease in advances to third parties	—	245
	(34,033)	(1,458,712)
Cash flow from (used in) financing activities
Shares repurchased and cancelled	—	(56,042)
Proceeds from exercise of stock options	10,653	6,399
Repayment of loans and borrowings	(39,154)	(76,560)
Proceeds from loans and borrowings	—	852,000
Financing fees related to loans and borrowings	(249)	(14,650)
Payment of lease liabilities	(3,501)	(2,622)
Dividends paid to shareholders	(28,112)	—
	(60,363)	708,525
Effect of movements in exchange rates on cash	(1,102)	39
Net increase (decrease) in cash and cash equivalents	12,602	(633,304)
Cash and cash equivalents – Beginning of period	170,435	751,686
Cash and cash equivalents – End of period	183,037	118,382

Reconciliation of Adjusted EBITDA and Adjusted EBITDA less capital expenditures to Net Income
(In thousands of US dollars)

	Three months ended June 30		Six months ended June 30
	2024	2023	2024	2023
	$	$	$	$

Net income	5,348	11,617	541	3,328
Finance cost	29,625	29,318	59,603	47,786
Finance income	(676)	(961)	(1,388)	(6,336)
Depreciation and amortization	38,005	35,925	74,835	63,581
Income tax expense	6,095	2,486	12,964	6,364
Acquisition, integration and severance costs(a)	4,988	6,562	16,620	31,880
Share-based payments and related payroll taxes (b)	24,750	36,254	54,742	72,321
Loss (gain) on foreign currency exchange	8,555	(11,115)	17,505	(12,513)
Legal settlement and other(c)	70	221	(3,794)	178
Adjusted EBITDA	116,760	110,307	231,628	206,589
Acquisition of property and equipment, and intangible assets	(20,407)	(14,366)	(36,142)	(27,045)
Adjusted EBITDA less capital expenditures	96,353	95,941	195,486	179,544
(a)These expenses relate to:
(i)professional, legal, consulting, accounting and other fees and expenses related to our acquisition and financing activities, including the expenses related to the Proposed transaction. For the three months and six months ended June 30, 2024, these expenses were $4.2 million and $14.5 million ($1.1 million and $19.6 million for the three months and six months ended June 30, 2023). These costs are presented in the professional fees line item of selling, general and administrative expenses.
(ii)acquisition-related compensation was $0.6 million and $1.7 million for the three months and six months ended June 30, 2024 and $0.7 million and $2.8 million for the three months and six months ended June 30, 2023. These costs are presented in the employee compensation line item of selling, general and administrative expenses.
(iii)change in deferred purchase consideration for previously acquired businesses. No amount was recognized for the three months and six months ended June 30, 2024 and 2023. These amounts are presented in the contingent consideration adjustment line item of selling, general and administrative expenses.
(iv)severance and integration expenses, which were $0.2 million and $0.5 million for the three months and six months ended June 30, 2024 ($4.8 million and $9.5 million for three months and six months ended June 30, 2023). These expenses are presented in selling, general and administrative expenses and cost of revenue.
(b)These expenses are recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the three months and six months ended June 30, 2024, the expenses consisted of non-cash share-based payments of $20.6 million and $50.4 million ($35.9 million and $71.4 million for the three months and six months ended June 30, 2023), $4.1 million and $4.3 million for related payroll taxes ($0.4 million and $0.9 million for the three months and six months ended June 30, 2023),
(c)This primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses. For the six months ended June 30, 2024, the gain consisted mainly of a gain on business combination of $4.0 million.

Reconciliation of Adjusted net income and Adjusted net income per basic share and per diluted share to Net income
(In thousands of US dollars except for share and per share amounts)

	Three months ended June 30		Six months ended June 30
	2024	2023	2024	2023
	$	$	$	$

Net income	5,348	11,617	541	3,328
Change in fair value of share repurchase liability	—	—	—	571
Accelerated amortization of deferred financing fees	—	—	174	—
Amortization of acquisition-related intangible assets(a)	26,652	27,401	53,483	47,540
Acquisition, integration and severance costs(b)	4,988	6,562	16,620	31,880
Share-based payments and related payroll taxes(c)	24,750	36,254	54,742	72,321
Loss (gain) on foreign currency exchange	8,555	(11,115)	17,505	(12,513)
Legal settlement and other(d)	70	221	(3,794)	178
Adjustments	65,015	59,323	138,730	139,977
Income tax expense related to adjustments(e)	(7,799)	(12,847)	(14,208)	(20,759)
Adjusted net income	62,564	58,093	125,063	122,546
Net income attributable to non-controlling interest	1,883	1,694	3,939	3,183
Adjusted net income attributable to the common shareholders of the Company	60,681	56,399	121,124	119,363

Weighted average number of common shares outstanding	140,590,664	138,841,224	140,118,586	139,245,992
Basic	146,442,057	143,542,021	146,350,086	143,552,506
Diluted
Adjusted net income per share attributable to common shareholders of the Company(f)
Basic	0.43	0.41	0.86	0.86
Diluted	0.41	0.39	0.83	0.83
(a)This line item relates to amortization expense taken on intangible assets created from the purchase price adjustment process on acquired companies and businesses and resulting from a change in control of the Company.
(b)These expenses relate to:
(i)professional, legal, consulting, accounting and other fees and expenses related to our acquisition and financing activities, including the expenses related to the Proposed transaction. For the three months and six months ended June 30, 2024, these expenses were $4.2 million and $14.5 million ($1.1 million and $19.6 million for the three months and six months ended June 30, 2023). These costs are presented in the professional fees line item of selling, general and administrative expenses.
(ii) acquisition-related compensation was $0.6 million and $1.7 million for the three months and six months ended June 30, 2024 and $0.7 million and $2.8 million for the three months and six months ended June 30, 2023. These costs are presented in the employee compensation line item of selling, general and administrative expenses.
(iii) change in deferred purchase consideration for previously acquired businesses. No amount was recognized for the three months and six months ended June 30, 2024 and 2023. These amounts are presented in the contingent consideration adjustment line item of selling, general and administrative expenses.
(iv) severance and integration expenses, which were $0.2 million and $0.5 million for the three months and six months ended June 30, 2024 ($4.8 million and $9.5 million for the three months and six months ended June 30, 2023). These expenses are presented in selling, general and administrative expenses and cost of revenue.

(c)These expenses are recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the three months and six months ended June 30, 2024, the expenses consisted of non-cash share-based payments of $20.6 million and $50.4 million ($35.9 million and $71.4 million for the three months and six months ended June 30, 2023), $4.1 million and $4.3 million for related payroll taxes ($0.4 million and $0.9 million for the three months and six months ended June 30, 2023).
(d)This primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses. For the three months ended June 30, 2024, the gain consisted mainly of a gain on business combination of $4.0 million.
(e)This line item reflects income tax expense on taxable adjustments using the tax rate of the applicable jurisdiction.
(f)The number of share-based awards used in the diluted weighted average number of common shares outstanding in the Adjusted net income per diluted share calculation is determined using the treasury stock method as permitted under IFRS.

Disaggregation of revenue and interest revenue
(In thousands of US dollars)

	Three months ended June 30		Six months ended June 30
	2024	2023	2023	2022
	$	$	$	$

Merchant transaction and processing services revenue	335,811	304,935	665,237	559,448
Other revenue	3,271	2,091	5,737	4,076
Interest revenue	6,396	—	9,613	—
	345,478	307,026	680,587	563,524